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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC

SEC FILE NUMBER
8- 67298

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: RICHMOND SECURITIES, LLC
New Name: MOMENTUM TRADING PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6008 77TH PLACE - 2ND FLOOR
(No. and Street)

MIDDLE VILLAGE	NEW YORK	11379
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VINCENT LANDANO 917-842-1056
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICELI & KOENIG CPAS, P.C. (STEVEN A. KOENIG)
(Name – *if individual, state last, first, middle name*)

485 UNDERHILL BOULEVARD - SUITE 100	SYOSSET	NEW YORK	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/26

OATH OR AFFIRMATION

I, VINCENT LANDANO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICHMOND SECURITIES, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERE ARE NO EXCEPTIONS LISTED

Signature

PRESIDENT / CCO / MANAGING MEMBER

Title

Notary Public

KEVIN A. HICKMAN
Notary Public of the State of New York
No. 02HI6127453
Qualified in Kings County
Term Expires May 23, 20 09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)

FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2007
AND THE PERIOD JANUARY 5, 2006 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2007

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)

CONTENTS

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS:	
Cash	$114,727
Commissions receivable	$4,541
Other assets	523
Total Assets	**$119,791**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	5,020
MEMBER'S EQUITY	
Member's Equity	114,771
Total Liabilities and Member's Equity	**$119,791**

The accompanying notes are an integral part of these financial statements.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
STATEMENTS OF INCOME

	Year ended December 31, 2007	Period January 5, 2006 (Date of Inception) through December 31, 2007
REVENUES:		
Commissions	96,361	96,361
Interest income	2,976	5,084
	99,337	101,445
OPERATING EXPENSES:		
Salaries, commissions and related expenses	-0-	4,000
Regulatory fees	2,512	8,192
Other operating expenses	32,282	37,167
Communications and data processing	4,391	4,651
Professional fees	4,500	7,500
Office expenses	3,743	4,050
	47,428	65,560
NET INCOME	**$51,909**	**$35,885**

The accompanying notes are an integral part of these financial statements.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Member's Equity
Balance January 5, 2006 (Date of Inception)	-0-
Capital contributions	103,886
Net loss	(16,024)
Balance December 31, 2006	87,862
Capital distributions	(25,000)
Net income	51,909
Balance December 31, 2007	114,771

The accompanying notes are an integral part of these financial statements.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	Year ended December 31, 2007	Period January 5, 2006 (Date of Inception) through December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$51,909	$35,885
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commissions receivable	(4,541)	(4,541)
Increase in other assets	(168)	(523)
Increase in accounts payable, accrued expenses and other liabilities	1,920	5,020
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	49,120	35,841
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Capital contributions received	-0-	103,886
Capital distributions	(25,000)	(25,000)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(25,000)	78,886
NET INCREASE IN CASH	24,120	114,727
CASH, BEGINNING OF YEAR/PERIOD	90,607	-0-
CASH, END OF YEAR/PERIOD	$114,727	$114,727

The accompanying notes are an integral part of these financial statements.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENT

1 - ORGANIZATION

Richmond Securities, LLC ("The Company") is a development stage company that was organized in New York on January 5, 2006. The Company is registered as a broker-dealer with the Securities and Exchange Commission of the National Association of Securities Dealers, Inc. (The "NASD") and the Securities Investor Protection Corporation (The "SIPC"). The Company is owned by AGIS Holding, LLC and is scheduled to dissolve on December 31, 2046. On January 28, 2008, the Company's name was changed to Momentum Trading Partners, LLC.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development-Stage Operations

The Company was formed in Staten Island on January 5, 2006. The Company is currently in the development stage and has been relatively inactive from its inception through December 31, 2007.

Basis of Presentation

The Company will operate primarily as an introducing broker and will engage in the business of providing brokerage services for customers. As a matter of normal business practice, the Company will not assume positions in securities.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation and the SIPC up to $100,000. At December 31, 2007, the Company had cash or cash equivalent balances of $14,727 in excess of FDIC insurance limits.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO FINANCIAL STATEMENT

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

Federal and state income taxes have not been provided for because a Limited Liability Company (an LLC) is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax return.

3 - NET CAPITAL REQUIREMENTS

The Company will be subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has net capital of $109,707 which was $104,707 in excess of its minimum net capital of $5,000. The Company's net capital ratio was .05 to 1.

4 - COMMITMENTS AND CONTINGENCIES

The Company will be contingently liable for losses incurred by its clearing brokers from defaults in payment of funds or delivery of securities by any introduced customer accounts.

5 - CONCENTRATION OF CREDIT RISK

Customer transactions will be cleared through other broker-dealers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker-dealer may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

In the normal course of business, the Company will be entering into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy will be to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company will have a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2007, no customer accounts have been opened.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL	
Total member's equity	$114,771
Less: Non allowable assets	
Other assets	5,064
Net Capital	109,707
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED	
Minimum net capital required 6-2/3% of $5,020 pursuant to Rule 15C3-1	335
Minimum dollar net capital requirement of reporting broker/dealer	5,000
Minimum net capital requirements of broker/dealer	5,000
EXCESS NET CAPITAL	104,707
EXCESS NET CAPITAL AT 1,000 %	109,205
AGGREGATE INDEBTEDNESS	5,020
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.05**

See independent auditors' report.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2007

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

See independent auditors' report.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

	Audited	Focus Report Unaudited		Difference
CURRENT ASSETS:				
Cash	$ 114,727	$ 114,652	(a)	$ 75
Commissions receivable	4,541	-0-	(b)	4,541
Other assets	523	5,064	(b)	(4,541)
Total Assets	**$ 119,791**	**$ 119,716**		**$ 75**

LIABILITIES AND MEMBER'S EQUITY

	Audited	Focus Report Unaudited		Difference
LIABILITIES				
Accounts payable, accrued expenses and other liabilities	$ 5,020	$ 5,000	(c)	$ 20
Total Liabilities	5,020	5,000		20
MEMBER'S EQUITY				
Total member's equity	114,771	114,716	(d)	$ 55
Total Liabilities and Member's Equity	**$ 119,791**	**$ 119,716**		**$ 75**

(a) Correction to cash balance.
(b) Reclass for commissions receivable.
(c) Adjustment for accrued expenses.
(d) Summary of all adjustments.

See independent auditors' report.

RICHMOND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A DEVELOPMENT-STAGE COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2007

Net capital as reported on the Focus Report, Part IIA	$ 114,193
Adjustments	(4,486)
Net capital as adjusted and as reported per audited financial statements	$ 109,707

The difference between the auditors' net capital and the net capital reported by the broker is primarily due to a correction of allowable assets for net capital purposes. The audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for Richmond Securities, LLC to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

See independent auditors' report.



MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member and Board of Directors of
Richmond Securities, LLC
(A Limited Liability Company)
(A Development-Stage Company)
Staten Island, New York

In planning and performing our audit of the financial statements of Richmond Securities, LLC ("The Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 17, 2008

END